Exhibit 99.1

DILIGENT TO BE ACQUIRED BY INSIGHT VENTURE PARTNERS FOR $US 4.90 PER SHARE IN CASH

Transaction Values Diligent at $US 624 Million

Purchase Price Represents 31% Premium to Company’s Pre-Announcement Stock Price

Wellington, New Zealand and New York, NY — February 14, 2016 — Diligent Corporation (NZX: DIL) (“Diligent” or the “Company”), the leading provider of secure online collaboration and document sharing solutions for boards, committees and leadership teams, today announced it has entered into a definitive agreement to be acquired by Insight Venture Partners (“Insight”), a leading global venture capital and private equity firm investing in high-growth software, internet and data services companies.  Under the terms of the agreement, Diligent stockholders will receive $US 4.90 ($NZ 7.39(1)) in cash for each share of Diligent stock, a consideration which values Diligent at approximately $US 624 Million (approximately $NZ 941 Million(1)), including cash.  The Diligent Board of Directors has unanimously approved the transaction and resolved to recommend that stockholders vote in favor of the agreement.  The transaction represents a 31% premium over the closing share price of $NZ 5.64 ($US 3.74(1)) on February 12, 2016.

“After a careful review of strategic alternatives, the Diligent Board of Directors determined that the terms offered by Insight represent a transaction that is in the best interest of stockholders,” said David Liptak, Chairman of Diligent.  “Diligent went public on the New Zealand Stock Exchange in December 2007 at $NZ 1.00 ($US 0.66).  The $US 4.90 per share transaction we are proposing to shareholders represents the culmination of nine years of unrelenting effort by the Diligent team to build a world-class company that is the leader in its space.  In addition to being a terrific result for all of our stockholders, we believe this transaction will provide Diligent with the financial flexibility to continue executing on its long-term vision, which we believe will benefit both clients and employees.”

Brian Stafford, Chief Executive Officer and President of Diligent, stated, “This is an exciting day for Diligent.  I’m thrilled to partner with Insight, which brings substantial experience supporting the growth of software companies around the world.  Our game plan will not change as a private company — to be the leading provider of collaboration software for boards, committees, and leadership teams.  Insight will be a great partner to the Diligent team as we continue to help leading organizations around the world collaborate securely.”

Stafford and the current senior management team will continue to lead the business after the transaction closes.

“We look forward to working with Brian and the rest of the talented team at Diligent to accelerate the Company’s progress in the large and growing communications and collaboration market” said Deven Parekh, Managing Director at Insight Venture Partners.  “Diligent leads the way in collaboration between boards and senior executives with more than 3,500 clients, tremendous innovation and unparalleled service.  In addition, the Company’s recent performance in accelerated quarterly bookings, new product

(1)  Based on NZD:USD exchange rate of 0.6627 per Bloomberg as of February 12, 2016. Final NZD price per share and NZD consideration is dependent on the USD:NZD exchange rate at the close of the transaction.

launches and its recent acquisition of Thomson Reuters’ BoardLink business demonstrate strong momentum.  We intend to support the team as they build on their outstanding record and continue to grow their product offerings and client base around the world.”

The transaction is subject to the approval of a majority of the outstanding shares of Diligent common stock and preference shares, voting as one class; the approval of at least 60% of the outstanding Diligent preference shares, voting separately; regulatory approvals and other customary closing conditions, including that the existing directors will resign on closing.  The holders of Diligent’s preference shares, including Spring Street Partners, L.P., Diligent’s largest shareholder, have entered into voting agreements in support of the transaction.  A special meeting of Diligent’s stockholders will be scheduled as soon as practicable following the preparation and filing of definitive proxy materials with the U.S. Securities and Exchange Commission (the “SEC”) and the New Zealand Stock Exchange.   Insight has received fully committed debt financing in connection with the transaction.  The transaction is expected to close in the second quarter of 2016.  Diligent will be a privately-held company upon closing.

As previously announced, Diligent will release its financial results for the Fiscal Year ended December 31, 2015, on Monday, February 29, 2016 NZDT (Sunday, February 28, 2016 US ET).  The scheduled analyst conference call will not take place due to the definitive agreement in place between Diligent and Insight.  Diligent will continue to make the required filings to the New Zealand Stock Exchange and the SEC until the close of the transaction.

Jefferies LLC is serving as financial advisor and Lowenstein Sandler LLP is serving as legal advisor to Diligent.  Minter Ellison Rudd Watts is serving as New Zealand counsel to Diligent.  Willkie Farr & Gallagher LLP is serving as legal advisor to Insight.

Additional details about the merger agreement will be contained in a Current Report on Form 8-K to be filed by Diligent with the SEC and the New Zealand Stock Exchange.

ABOUT DILIGENT (NZX: DIL)

Diligent is the leading provider of secure corporate governance and collaboration solutions for boards and senior executives. Over 3,500 clients in more than 60 countries and on all seven continents rely on Diligent to provide secure, intuitive access to their most time-sensitive and confidential information, ultimately helping them make better decisions. The Diligent Boards (formerly Diligent Boardbooks) solution speeds and simplifies how board materials are produced, delivered and collaborated on via any device, removing the security concerns of doing this by courier, email and file sharing. Diligent is a publicly listed company (NZX: DIL) with nearly $US 100 million in annual recurring revenue, based on previously reported revenue retention rates. Visit www.diligent.com to learn more.

ABOUT INSIGHT VENTURE PARTNERS

Insight Venture Partners is a leading global venture capital and private equity firm investing in high-growth technology and software companies that are driving transformative change in their industries. Founded in 1995, Insight has raised more than $13 billion and invested in more than 250 companies worldwide. Our mission is to find, fund and work successfully with visionary executives providing them with practical, hands-on growth expertise to foster long-term success. For more information on Insight and all of its investments, visit http://www.insightpartners.com or follow us on Twitter: @insightpartners.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on management’s current expectations, the accuracy of which is necessarily subject to risks and uncertainties. These statements use words such as “expect,” “anticipate,” “intend,” “plan,” “believe” and other words of similar meaning. All forward looking statements are subject to risks and uncertainties including, without limitation, that the merger may not be consummated within the expected time period or at all because of a number of factors,  including the failure to obtain stockholder approval; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; or the failure to satisfy closing conditions to the merger, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary closing conditions.  Factors that may affect the business or financial results of Diligent are described in the risk factors and other disclosures in Diligent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on March 16, 2015, its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the SEC on November 9, 2015, and other filings with the SEC which are available at www.sec.gov. Diligent specifically disclaims any obligation to update its forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This press release does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communications relates to the proposed acquisition of Diligent by Insight.

In connection with the merger, Diligent intends to file relevant materials with the SEC, including a preliminary proxy statement on Schedule 14A. Following the filing of a definitive proxy statement with the SEC, Diligent will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the special meeting of stockholders relating to the merger. STOCKHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS IN THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT DILIGENT WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The proxy statement and other relevant materials (when available), and any and all documents filed by Diligent with the SEC, may also be obtained for free at the SEC’s website at www.sec.gov. In addition, stockholders may obtain free copies of the documents filed with the SEC by Diligent at the Investor Relations section of Diligent’s website at www.diligent.com or by contacting Diligent’s Investor Relations Department at 0800 995 082 (NZ toll free) or +64 4 894 6912 (International).

Diligent and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding Diligent’s directors and executive officers is contained in Diligent’s proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 19, 2015, and supplemented on April 10, 2015. Stockholders may obtain more detailed information regarding the direct and indirect interests of Diligent and its executive officers and directors in the merger by reading the preliminary and definitive proxy statements regarding the merger, which will be filed with the SEC.

Investor Contact:

Sonya Fynmore

0800 995 082 (NZ)

+64 4 894 6912 (International)

sfynmore@diligent.com

Media Contacts:

For Diligent

New Zealand

Geoff Senescall

+64 21 481 234

United States

Matt Reid

Sard Verbinnen & Co.

310-201-2047

mreid@sardverb.com

For Insight Venture Partners

Claire Ruffini

MWW

212-704-9727

cruffini@mww.com